Exhibit 99.1

FOR IMMEDIATE RELEASE

For additional information please contact:
Investor Relations
Adrián de los Santos
IR@axtel.com.mx

AXTEL COMMENCES OPERATIONS IN CIUDAD VICTORIA
AND REYNOSA, TAMAULIPAS

•	AXTEL will invest approximately US$25 and US$20 million, respectively, over the next five years;

•	AXTEL has expanded into nine new cities in 2007.

San Pedro Garza García, Mexico, October 24, 2007 - Axtel, S.A.B. de C.V. (BMV: AXTELCPO; OTC: AXTLY) (“AXTEL”), a Mexican fixed-line integrated telecommunications company, announced today the commencement of operations in Ciudad Victoria and Reynosa, Tamaulipas.

During the inaugural ceremony, Tomas Milmo Santos, AXTEL’s Chief Executive Officer, addressed the invitees in Ciudad Victoria, and through a live transmission in Reynosa, in which he announced that AXTEL will invest approximately US$25 million in Ciudad Victoria and US$20 million in Reynosa over the next 5 years.

In the event in Ciudad Victoria, Mr. Alfredo González, Secretary of Economic Development for the state of Tamaulipas, made the initial AXTEL call. In the city of Reynosa, Mr. Miguel Villarreal Ongay, Reynosa’s Mayor, made the inaugural AXTEL call.

With Ciudad Victoria and Reynosa, AXTEL now provides local and long distance telephony, broadband Internet, web hosting, data storage and security, VPNs and built-to-suit communications solutions, among others, in twenty-six cities in Mexico.  AXTEL’s initial network deployment covers 95% and 98% of the population in Ciudad Victoria and Reynosa, respectively.

“The commencement of operations in Ciudad Victoria and Reynosa demonstrates AXTEL’s interest in further expanding its presence in the state of Tamaulipas. Based on the Company’s positive experience since the first quarter of 2007 in Tampico, and neighboring Ciudad Madero and Altamira, we are confident that AXTEL’s customer service orientation and innovative voice, data and Internet solutions will consolidate the

Company’s participation in this important northeastern state”, stated Antonio de Nigris Sada, Director of AXTEL’s Northern Region.

AXTEL, a listed company on Mexico’s Stock Exchange since December 2005, operates a robust hybrid wireline and wireless network, including approximately 9,000 km of fiber optic, providing comprehensive telecommunication services in 26 cities with an estimated population of 47 million people.

About AXTEL
AXTEL is a Mexican telecommunications company that provides local and long distance telephony, broadband Internet, data and built-to-suit communications solutions in 26 cities and long distance telephone services to business and residential customers in over 200 cities. The twenty-six cities in which AXTEL currently provides local services are Mexico City, Monterrey, Guadalajara, Puebla, Leon, Toluca, Queretaro, San Luis Potosi, Aguascalientes, Saltillo, Ciudad Juarez, Tijuana, Torreón (Laguna Region), Veracruz, Chihuahua, Celaya, Irapuato, Tampico, Cuernavaca, Morelia, Merida, Xalapa, Hermosillo, San Juan del Río, Ciudad Victoria and Reynosa.

Visit AXTEL’s new Investor Relations Center on www.axtel.com.mx